TRINITY I FUND, L.P.
                          201 Main Street, 32nd Floor
                            Fort Worth, Texas  76102


                                                June 4, 1997

Paul M. Montrone,
President and Chief Executive Officer
Fisher Scientific International, Inc.
Liberty Lane
Hampton, NH  03842

Dear Mr. Montrone:

      As you know, my associates and I currently own over 10% of the outstanding Fisher common stock. As we have told you in the past, we believe the Company is well positioned and has great potential. We also believe, however, that the value of the Company's businesses is not fully reflected in the public market. We are therefore writing to share with you a proposal that could generate greater value for all the Company's shareholders.

      We have met with you in the past to discuss the Company's policies and its overall direction. We continue to believe that there remains significant value in the Company's businesses that is not fully reflected in the public market. We believe that a major source of this undervaluation is public market uncertainty about the Company's priorities and direction. We also believe that there is the potential to create very substantial value increases for all the Company's shareholders through a strategic initiative that addresses public market concerns and sends a credible signal to the market about Fisher's goals and direction. We would like to work with you, your management team and the Company's Board of Directors to unlock this value.

      We think that the best way of accomplishing this objective is by effecting a recapitalization of the Company. The recapitalization would be effected by the issuance of shares (at the price per share specified below) by the Company to an equity investor for cash, the incurrence of additional indebtedness by the Company in the form of bank loans and/or senior subordinated notes, and the use of the proceeds of the debt and equity issuances to repurchase a substantial portion of Fisher's common stock in an issuer tender offer at a significant premium over the current trading price, perhaps in the range of $47 to $48 per share. To demonstrate our confidence in the Company and the positive effects of our recapitalization proposal, we and our affiliates would retain all of our shares of Fisher common stock, and not participate in the tender offer.

      Texas Pacific Group, which manages over $3 billion in committed funds for public and private investment opportunities, has advised us of its interest in providing the equity capital for the recapitalization. In addition, we have discussed with potential senior and senior subordinated lenders the possibility of obtaining the debt financing necessary for the recapitalization, and are confident that such financing can be obtained without difficulty.

      We believe that a leveraged recapitalization of the Company, together with an involvement by us in Fisher's oversight, would create a substantial increase in value and strengthen the Company. It would maximize value for shareholders who desire to stay with the Company over the long term, while providing those with the desire to realize the value of a portion of their investment sooner with the opportunity to do so. If, however, the Company's Board does not agree that a recapitalization makes the most sense for the Company and its shareholders, we and Texas Pacific Group are prepared to discuss with the Board a more conventional acquisition transaction, structured as a cash merger (possibly in combination with a tender offer) in which all shareholders would receive the same consideration as would be paid under the recapitalization proposal.

      We hope that you and the other members of the Board of Directors will give serious consideration to our proposal. I will telephone you in a few days to discuss our ideas and to see how we can be of help to you and the Board as you explore alternatives for creating value for Fisher shareholders.

                                          Very truly yours,

                                          TRINITY I FUND, L.P.,

                                             By  TF INVESTORS, L.P.,
                                                General Partner,

                                                By  TRINITY CAPITAL
                                                      MANAGEMENT, INC.,
                                                      General Partner,


                                                By: /s/ Thomas M. Taylor
                                                      Thomas M. Taylor,
                                                       President

cc:  Board of Directors